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04019045

[UNITED] STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 32327

SEC MAIL PROCESSING SECTION
APR 1 4 2004
WASHINGTON, D.C. 203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NALICO Equity Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Rudolf-Diesel-Str. 9
(No. and Street)
35394 Giessen Germany
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Gray, Jr. 011-49-641-9482901
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Overseas Financial Management Consultants
(Name — *if individual, state last, first, middle name*)
Neptunstr. 9 65191 Wiesbaden Germany
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gray, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NALICO Equity Corporation, as of 31 December, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Urkundenrolle Nr. 211/2004

Ich, der Notar fragte nach einer Vorbefassung im Sinne des § 3 Abs. 1 Satz 1 Nr. 7 BeurkG, die Frage wurde von dem Erschienenen verneint.
Ich beglaubige hiermit die vorstehende vor mir vollzogene Unterschrift des Herrn James Albert Gray, Rudolf-Diesel-Straße 9, 35394 Giessen, -geb. am 8.7.1968- Legitimation: ausgewiesen durch gültigen ameriknaischen Pass-
Butzbach, den 13.4.2004

Notary Public

DIETER WALLBOTT NOTAR IN BUTZBACH

Signature

Chief Executive Officer

Title

Wert: 3.000.-- EUR

Geb. § 45 KostO.	10.-- EUR
Auslagen	1.-- EUR
MWSt.	1.76 EUR
	12.76 EUR

Notar

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NALICO EQUITY CORPORATION
Accountant's Report

The audited financial statements of NALICO EQUITY CORPORATION for the fiscal year ending December 31, 2003, and my report thereon, are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added.

The audit was made in accordance with generally-accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Included in the audit was a computation of net capital IAW SEC Rule 17a-5(d)(3). No material differences were revealed.

Four minor discrepancies were discovered, and are noted on the attached document. No material inadequacies were discovered. Appropriate adjustments were made to correct the four discrepancies.

Thomas Joseph Herold

March 31, 2004
Date

Wiesbaden, Germany
Location

NALICO Equity Corporation

"You will Never Walk Alone"

April 13, 2004

Securities and Exchange Commission
SEC Headquarters
450 Fifth Street, NW
Washington, D.C. 20549
USA

APR 14 2004

To Whom It May Concern:

Our company under the direction of the Board of Directors has decided to change auditors for 2004. Due to our current auditor retiring and returning to the United States in the near future, we felt it would be in the best interest to make this change now.

The company does not have any outstanding issues nor discrepancies with Mr. Hannsz or the work he has done for us. Mr. Hannsz has served our company well and we would like to wish him all the best for the future.

There were no material changes made or adjusted to the company's financials before or after this decision being made. In the event of any questions, please do not hesitate to contact us.

Sincerely Yours

James A. Gray, Jr.
Chief Executive Officer
NALICO Equity Corporation

NALICO Equity Corporation
Rudolf-Diesel-Str. 9
35394 Giessen
Germany
Tel: +49-641-9482901
Fax: +49-641-9482790
Email: Jgray@t-online.de

NALICO Equity Corporation

"*You will Never Walk Alone*"

April 8, 2004

Toby's Tax Service
ATTN: Harley Hannsz
Dorfstr. 26
35625 Rechtenbach
Germany

Dear Toby,

In light of your preparations to return to the U.S., the Board of Directors of NEC has decided to utilize the services of another auditor for 2003's Annual Audit. We definitely would like to give our warmest appreciation for your services and a big Thank-you for your work over the years.

In keeping within the SEC and NASD regulation, we ask that you give us a written acceptance or objective to the changeover.

Again we would like to thank you for your services and we wish you all the best in your future endeavors.

Sincerely Yours

James A. Gray Jr.
Chief Executive Officer
NALICO Equity Corporation

NALICO Equity Corporation
Rudolf-Diesel-Str. 9
35394 Giessen
Germany
Tel: +49-641-9482901
Fax: +49-641-9482790
Email: Jgray@t-online.de

Toby's Tax Service
Dorfstr. 26
35625 Rechtenbach
Germany

James A Gray, Jr.
Chief Executive Officer
NALICO Equity Corporation
Rudolf-Diesel-Str. 9
35394 Giessen
Germany

april 8, 2004

Dear Jim,

I accept the Board of Directors of NEC decision to utilize another service for your 2003's Annual Audit. As I was returning to the states on business and would not have been able to complete the audit as require by the SEC and NASD regulation.

I thank you for the opportunity to have been able to server your company.

Sincerely yours

Toley

Harley H Hannsz
Owner
+49 6441 782104

Toby's Tax Service
Dorfstr. 26
35625 Rechtenbach
Ph. 06441-782194
Fax 06441-671403
e-mail: hannsz@debitel.net

Statement of Auditor

The audited financial statement of the NALICO Equity Corporation and my re
for the last years was in accordance with the requirements of SEC Rule 17a-5,
following statements are added. The audit was made in accordance with gener
accepted auditing standards. Such information has been subject to the auditing
procedures applied in the examination of the basic financial statement and, in 1
opinion, is fairly stated in all material respects in relation to the financial
statements taken as a whole. No material inadequacies were disclosed. No
exceptions were noted. There is no reason to believe there is anything differer
now.

Harley H. Hannsz Apr 9 '04
Harlev H Hannsz

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA Special Request

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: NALICO EQUITY CORPORATION [0013]

SEC File Number: 8- 32327 [0014]

Address of Principal Place of Business: RUDOLF-DIESEL-STR 9 [0020]

GIESSEN [0021] [0022] D-35394 [0023]

Firm ID: 15530 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James A. Gray, Jr. [0030] Phone: (049)641-9482 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	8,473 [0200]		8,473 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	5,653 [0550]	5,653 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	7,189 [0424]		
E. Spot commodities	[0430]		7,189 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			
			0

	market value of collateral:			
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	15,662 [0540]	5,653 [0740]	21,315 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:				
A. **Clearance account**		[1114]	[1315]	0 [1560]
B. **Other**		[1115]	[1305]	0 [1540]
15. Payable to non-customers		[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value			[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	148 [1385]	148 [1685]
18. Notes and mortgages payable:				
A. **Unsecured**		[1210]		0 [1690]
B. **Secured**		[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:				
A. **Cash borrowings:**			[1400]	0 [1710]
1. **from outsiders**	[0970]			
2. **Includes equity subordination (15c3-1(d)) of**	[0980]			
B. **Securities borrowings, at market value:**			[1410]	0 [1720]
from outsiders	[0990]			
C. **Pursuant to secured demand note collateral agreements:**			[1420]	0 [1730]
1. **from outsiders**	[1000]			
2. **Includes equity**				

	(15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]

(15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	148 [1450]	148 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	26,000 [1793]
D. Retained earnings	-4,833 [1794]
E. Total	21,167 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	21,167 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	21,315 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		41,867 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		1,950 [3995]
9.	Total revenue		43,817 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			5,250 [4120]
11.	Other employee compensation and benefits			24,580 [4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses			2,942 [4195]
15.	Other expenses			5,157 [4100]
16.	Total expenses			37,929 [4200]

NET INCOME

5,888

18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		5,888 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	438 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☑ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		21,167 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		21,167 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		21,167 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	5,653 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-5,653 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		15,514 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	

2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			15,514 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	10,514 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,514 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	

19.	Total aggregate indebtedness	0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		21,167 [4240]
A.	Net income (loss)		5,888 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		27,055 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]